EXHIBIT 11S

DECORATOR INDUSTRIES, INC.
COMPUTATION OF DILUTED EARNINGS PER SHARE OF COMMON STOCK
FOR THE FIVE FISCAL YEARS ENDED JANUARY 2, 2010

	2009	2008	2007	2006	2005

Net (loss)/income	$(3,037,560)	$(2,585,457)	$(807,509)	$405,393	$1,364,814

Average number of common
shares outstanding	3,004,467	2,934,530	3,005,988	2,982,735	2,882,196

Dilutive effect of stock options
on net income	2,005	0	0	53,753	116,402

Diluted weighted average shares
used in the calculation of
diluted earnings per share	3,006,472	2,934,530	3,005,988	3,036,488	2,998,598

Diluted earnings per share	$(1.01)	$(0.88)	$(0.27)	$0.13	$0.46